AMEX:ROY	NR 07-19
TSX: IRC	November 5, 2007

INTERNATIONAL ROYALTY CORPORATION COMPLETES

BOUGHT-DEAL FINANCING

Denver, CO – November 5, 2007 - International Royalty Corporation (TSX: IRC) (AMEX: ROY) (the "Company" or "IRC") announced today that it has closed an offering of 10,400,000 common shares of IRC at a price of C$6.30 per common share which includes 400,000 common shares issued on exercise of the over-allotment option.  Total gross proceeds were C$65,520,000.

International Royalty Corporation

International Royalty Corporation is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX: IRC) as well as the American Stock Exchange (AMEX: ROY).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com

Tel.: (514) 939-3989

Fax: (514) 939-3717

www.renmarkfinancial.com